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                                                             Exhibit 99.1

FOR IMMEDIATE RELEASE                                MONDAY, JULY 29, 2002


 CELESTICA RECEIVES TORONTO STOCK EXCHANGE APPROVAL FOR NORMAL COURSE ISSUER BID


TORONTO, Canada -- Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has received approval from the Toronto Stock Exchange for its normal course issuer bid.

The issuer bid, previously announced on July 17, 2002, is effective for a 12-month period effective August 1, 2002 and ending July 31, 2003. During that period the company is authorized to repurchase, at its discretion, up to 9,565,982 Subordinate Voting Shares, which is 5 per cent of the company's Subordinate Voting Shares on the open market subject to the normal terms and limitations of such bids.

Any shares purchased pursuant to the bid will be purchased at the market price of the shares at the time of purchase and will be cancelled. The shares will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the New York or Toronto Stock Exchange. The funding for any purchase of will be financed out of the companies cash resources. At July 26, 2002, the company had approximately 191 million subordinate voting shares outstanding.

The Corporation believes that its Subordinate Voting Shares have been trading in price ranges which may not fully reflect the value of such Subordinate Voting Shares. As a result, the Corporation believes that its outstanding Subordinate Voting Shares represent an attractive investment to the Corporation.

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com.
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The company's security filings can also be accessed at www.sedar.com and
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www.sec.gov.


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SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.
As of its date, this press release contains all material information associated with this event.




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For further information please contact:
Laurie Flanagan                                    Paul Carpino
Celestica Corporate Communications                 Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
media@celestica.com                                clsir@celestica.com
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